                                                         1-11432 and 1-11436
                                                             SEC FILE NUMBER


                                                     344126990 and 000344126
                                                                CUSIP NUMBER



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR
                  For Period Ended: June 28, 1998

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: N/A

______________________________________________________________________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
______________________________________________________________________________

Part I-Registrant Information
______________________________________________________________________________

         Full Name of Registrant:
                           Foamex L.P. and Foamex Capital Corporation

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           1000 Columbia Avenue

                  City, State and Zip Code
                           Linwood, PA 19061



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______________________________________________________________________________

Part II-Rules 12b-25 (b) and (c)
______________________________________________________________________________

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



_______________________________________________________________________________

Part III-Narrative
_______________________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

          On March 16, 1998, Trace International Holdings, Inc. ("Trace") offered to purchase all of the shares of Foamex International's common stock not otherwise owned by Trace or its subsidiaries (the "Trace Offer"). In connection with the Trace Offer, Trace and Foamex International signed an Agreement and Plan of Merger, dated June 25, 1998 (the "Merger Agreement"), and Foamex International is currently preparing a Proxy Statement on Schedule 14A in connection with a shareholder meeting at which Foamex International shall seek the approval of its shareholders with respect to the Merger Agreement. The Trace Offer, the signing of the Merger Agreement, the preparation of various financing documents related to the financing of the merger and the transactions contemplated therein and the preparation of the Proxy Statement have required a substantial time commitment from the employees of Foamex International and its subsidiaries. Due to the time spent by such employees working on these transactions, the registrants' Form 10-Q for the fiscal quarter ended June 28, 1998 could not be filed within the prescribed time period without unreasonable effort or expense.

_______________________________________________________________________________




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_______________________________________________________________________________

Part IV-Other Information
_______________________________________________________________________________


          (1) Name and telephone number of person to contact in regard to this notification

R. Allen Baker                           610                     859-3129
________________________  ______________________________  _____________________
(Name)                                (Area Code)           (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [x] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes  [x] No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                   Foamex L.P.
                  ____________________________________________
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 1998               By:     /s/ R. Allen Baker
     -------------------               ------------------------------------
                                       Name:  R. Allen Baker
                                       Title: Vice President
                                              and Chief Accounting
                                              Officer of FMXI, Inc., its General
                                              Partner


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                           Foamex Capital Corporation
                  ____________________________________________
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 12, 1998               By:     /s/ R. Allen Baker
     ---------------------             --------------------------------
                                       Name:  R. Allen Baker
                                       Title: Vice President and Chief
                                              Accounting Officer




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